AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.
405 PARK AVENUE
NEW YORK, NEW YORK 10022

August 25, 2010

VIA ELECTRONIC TRANSMISSION
AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Jennifer Gowetski

Re:          American Realty Capital New York Recovery REIT, Inc.
Pre-Effective Amendment No. 7 to
Registration Statement on Form S-11 (the “Pre-Effective Amendment”)
File No. 333-163069

Dear Ms. Gowetski:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, American Realty Capital New York Recovery REIT, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4:00 p.m. Eastern Time on September 2, 2010, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company acknowledges that neither the website nor the sales literature submitted to the staff will be used until the Registration Statement is declared effective by the Commission.

Very truly yours,

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.

/s/ Brian S. Block
Brian S. Block
Executive Vice President &
Chief Financial Officer